# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 11/07/2025
Amends the filing with accession number 0001641172-25-019890
Filed by CIK 0002067253
Persons authorized to receive notices and communications: Clive Ng, 3019 Wilshire Boulevard, Suite 216, Santa Monica, California (CA), 90402, 352691193123

## Reporting persons
- Digital Knight Finance S.a r.l. (CIK 0002067253): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 0; shared voting power 148,688,707; sole dispositive power 0; shared dispositive power 148,688,707; aggregate amount beneficially owned 148,688,707 (7.25% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- Clive Ng (CIK 0001393837): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: working capital (WC); sole voting power 0; shared voting power 148,688,707; sole dispositive power 0; shared dispositive power 148,688,707; aggregate amount beneficially owned 148,688,707 (7.25% of the class)
  Comment: The percentage in #13 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 250 Park Avenue, 7th Floor, New York, New York (NY), 10017
Comment: The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically as set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is amended as follows: The description in Item 5(c) is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows: The following disclosure is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

Mr. Ng is the 100% owner of CDL. CDL is the 100% owner of DKF. DKF is the direct beneficial owner of the 148,688,707 shares of common stock of the Issuer. Therefore, as of the date of this Schedule 13D, Mr. Ng may be deemed to be the beneficial owner of 148,688,707 shares of common stock, representing approximately 7.25% of the issued and outstanding shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

On August 8, 2025, Clive Ng ceased to have any direct or indirect interests in DKF. Subsequently, effective as of November 7, 2025, Clive Ng re-acquired his direct or indirect interests in DKF and again became the beneficial owner of the shares held by DKF. The shares were returned to the reporting person for no cash consideration pursuant to a settlement agreement providing for the satisfaction of obligations through in-kind transfers. The transaction reflects a return of previously pledged shares and does not represent a purchase or sale at a determinable price.

## Signatures
- Digital Knight Finance S.a r.l.: /s/ Miguel Munoz, Director (12/12/2025)
- Clive Ng: /s/ Clive Ng, Clive Ng (12/12/2025)